Q3 & Sep YTD 2016 Results Review October 31st, 2016 Exhibit 99.2

Safe Harbor Statement and Disclosures October 31st, 2016 All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of or adoption of new compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere and other similar risks and uncertainties, and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K, in our EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS, and Semi-Annual Report for the period ended on June 30, 2016 prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q3 2016 Highlights October 31st, 2016 Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated Revenues at $5.7bn Down 1.7% vs. last year Net industrial debt (1) of $2.7bn 0.5bn increase compared to June 30, 2016 due to non-inventory related timing differences in production cycle and its impact on net WC FY 2016 Guidance reaffirmed Adjusted Net Income (1) at $68mn up 79% vs. Q3 2015 Net Income at $39mn (1) Non-GAAP measures (definition and reconciliation in appendix) Industrial Activities operating margin at 4.5% Operating profit (1) at $248mn in line with same period last year Agricultural Equipment profitable in all regions, with operating margin at 6.6% up 1 p.p. vs. last year CE profits lower on unfavorable market and product mix CV operating margin at 3.0% up 0.3 p.p. vs. last year Truck & Bus improvements offset by lower Specialty Vehicle sales PT operating margin at 6.1% up 1.7 p.p. vs. last year, highest third quarter margin since inception

Financial Highlights

Q3 2016 Financial Highlights Q3 2016 Q3 2015 Δ Net Sales Ind. Activities ($mn) 5,461 5,549 -1.6% Net Sales change in Constant currency: -1.9% Operating Profit Ind. Activities ($mn) (1) 248 245 1.2% Operating Margin Ind. Activities 4.5% 4.4% 0.1 p.p. Net Income ($mn) 39 (128) 167 Diluted EPS ($) 0.03 (0.09) 0.12 Adj. Net Income (1) ($mn) 68 38 30 Adj. Diluted EPS (1) ($) 0.05 0.03 0.02 Q3 2015 Q3 2016 Net Sales * $5.5bn Operating Profit * $245mn Net Sales * $5.5bn Operating Profit * $248mn Sep. 30, 2016 Jun. 30, 2016 Δ Net Industrial Debt (1) ($bn) 2.7 2.1 (0.5) Available Liquidity ($bn) 8.9 8.8 0.1 October 31st, 2016 (1) Non-GAAP measures (definition and reconciliation in appendix) (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations Note: Numbers may not add due to rounding

Q3 2016 Net Sales Industrial Activities Net Sales Walk By Segment ($Mn) (*) (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations Net Sales By Currency (1) ($mn) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations 5,549 5,444 5,461 17 7 48 (80) 3 (83) (105) Net Sales By Region (1) Note: Numbers may not add due to rounding October 31st, 2016

Q3 2016 Operating Profit Industrial Activities and Adjusted Net Income Walk Adjusted Net Income Walk ($Mn) 38 2 11 68 3 (14) 1 3 24 (*) Excluding Loss on repurchase of note (**) Excluding Venezuelan re-measurement from last year (***) Excluding changes in tax impact on Adjustments to Net Income October 31st, 2016 Operating Profit Industrial Activities ($Mn) 3 245 18 (36) 4 17 0 248 4.4% 4.5% 30

Q3 2016 Cash Flow – Change in Net Industrial Debt Net Industrial Debt Walk (US GAAP, $/mn) Cash inflow Cash outflow Capex (*) (US GAAP, $/mn) (21%) Delta % Q3 ’16 vs. Q3 ‘15 By Category By Segment New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments AG CV PT CE (505) 150 118 (*) Excluding assets sold under buy-back commitments and assets under operating leases Change in Working Capital (US GAAP, $/mn) Net Industrial Cash Flow (US GAAP, $/mn) October 31st, 2016 (*) Including $38mn loss on repurchase of note (479) (517) Net Industrial Cash Flow (479) Jun 30, 2016 Net Income D&A Change in provision and similar Change in WC Tangible & Intangible Capex Other changes Capital Increase and dividends FX Translation Effects and Other Sep 30, 2016 39 (2,135) (2,673) 178 4 (505) (118) (115) (1) (58) (*) Loss of extinguishment of debt 38 Change in Net Debt (538)

Q3 2016 Financial Services performance October 31st, 2016 Net Income ($mn) Delta % Q3 ’16 vs. Q3 ‘15 Net income was $77mn, down $17mn compared to Q3 2015 Primarily due to the lower average portfolio and the reduction in interest spreads Q3 ’16 Profitability ratios: Gross Margin / Average Assets On-Book = 3.4% RoA ** = 1.9% (**) RoA defined as: PBT / average managed assets annualized 94 77 (18%) Delinquencies On-Book over 30 days 3.9% 5.1% 3.5% (*) Including unconsolidated JVs Managed Portfolio* & Retail Originations September 30th, 2016 $24.8bn Retail Wholesale Operating Lease Q3 retail originations at $2.2bn, Flat compared to Q3 2015 Managed portfolio* at $24.8bn, up $0.3bn (down $0.2 billion on a constant currency basis) compared to September 30, 2015 3.5% September 30TH , 2015 $24.5bn

September 30, 2016 Liquidity & Debt Maturity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 09/30/2016 2 Of which $0.7bn ABS related & Restricted Cash Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other Company Available Liquidity Available liquidity at September 30, 2016 was $8.9bn, compared to $8.8bn at June 30, 2016 $5.9bn of cash 2 $3.0bn undrawn under medium-term committed unsecured credit lines Net Intersegment balance at $0.3bn at September 30, 2016 (down $0.7bn from June 30, 2016) Liquidity to LTM revenue ratio at 35.6% vs. 35% at June end 2016 and 27% at September 2015 Note: Numbers may not add due to rounding October 31st, 2016 As of 09/30/2016 3M 2016 2017 2018 2019 Beyond 2020 $8.9 $0.9 $3.2 $3.9 $2.5 $0.9 $2.9 $8.0

Q3 2016 Capital Market Transactions in the quarter Key Highlights August 18th – completed offering of $600mn in aggregate principal amount of 4.50% notes due 2023 September 2nd – announced final results of cash tender offer for guaranteed senior notes due 2017 issued by CNH Industrial’s subsidiary Case New Holland Industrial Inc. Company repurchased $450mn in aggregate principal amount of Notes with a premium of $38mn The $450mn Tender generated ~$46mn pre-tax life time savings €500mn (7Y) 2.875% $1,050mn (7Y) 7.875% $450mn Tender $600mn (7Y) 4. 5% €700mn (7Y) 2.875% €1,200mn (7Y) 6.25% €1,000mn (5Y) 2.75% October 31st, 2016 Major bond issues outstanding (Face value and Coupon rate) Industrial Activities 2017 2018 2019 2020 2021 2022 2023

Industrial Activities Overview

Agricultural Equipment Q3 2016 Financial Results October 31st, 2016 Net Sales by Region & Product ($) Net sales were $2.4bn, down 3.0% compared to Q3 2015, (down 3.4% on a constant currency basis) Operating Profit Walk ($Mn) 18 5.6% 6.6% 137 (34) 15 29 10 (2) 155 NAFTA LATAM APAC EMEA Tractors Other Combines Cost containment actions, including lower material cost Volume and product mix in NAFTA row crop and EMEA Pricing discipline 0

Agricultural Equipment Inventory management (units of equipment) – Industry units October 31st, 2016 (*) Source: CNH Industrial Internal Data Industry Units Tractors Combines For Q3 2016 NAFTA ** (22%) EMEA 2% LATAM 15% APAC (1%) (**) Included in row crop sector definition Tractors Combines Worldwide Tractors and Combines underproduction vs. retail at 1% and 5% respectively Tractors production down 6% and Combines production up 31% in Q3 ‘16 vs. Q3 ‘15 For Q3 2016 NAFTA 0-140 HP 2% 140+ HP ** (27%) EMEA (1%) LATAM 9% APAC 8% NAFTA Row Crop (1) Production (Units) NAFTA row crop (1) Channel Inventory (Units) Delta % Sep YTD ’16 vs. Sep YTD ‘15 (28%) (17%) Delta % 2016 vs. 2015

Construction Equipment Q3 2016 Financial Results Net Sales by Region & Product ($) Operating Profit Walk ($Mn) 37 6.3% 0.2% (13) (17) (4) 5 3 (10) 1 (36) Net sales were $595mn, up 0.7% vs. Q3 2015 (up 0.5% on a constant currency basis) NAFTA LATAM APAC EMEA October 31st, 2016 Light Other Heavy Market and product mix in NAFTA & LATAM Competitive pricing pressure particularly in NAFTA SG&A and R&D cost containment actions

Construction Equipment Inventory management (units of equipment) – Industry units October 31st, 2016 Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Light Heavy Construction Equipment (Light & Heavy) For Q3 2016 NAFTA (14%) EMEA (16%) LATAM (16%) APAC 8% For Q3 2016 NAFTA (0%) EMEA (1%) LATAM (22%) APAC (1%) Industry Units Third quarter overproduction vs. retail at 11% Production level Flat vs. Q3 2015 LATAM production down 19% vs. Q3 2015

Commercial Vehicles Q3 2016 Financial Results Net Sales by Region & Product ($) Operating Profit Walk ($Mn) Net Sales at $2.1bn, down 3.4% vs. Q3 2015 (down 3.7% on a constant currency basis) 60 (70) 40 32 0 5 (3) 64 3.0% 2.7% Pricing for Trucks in EMEA and APAC Lower material cost and manufacturing efficiencies in all regions October 31st, 2016 Trucks Specialty Vehicles Buses LATAM APAC EMEA Volume in EMEA (reduced activity in Specialty Vehicles) and LATAM for Trucks (mainly Argentina) Negative impact from Specialty Vehicles 4 Q3 '15 Volume / Mix net Prod. Cost SG&A R&D FX / Other Q3 '16 Pricing,

Commercial Vehicles Inventory management (units of equipment) – Industry units Commercial Vehicles (All Equipment) * Reflects aggregate for key markets where the Company competes: EMEA: 27  of the member  countries  of  the  European  Union; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand For Q3 2016 EMEA * 9% LATAM * (28%) APAC * (3%) Trucks >3.5t Q3 ‘16 Chg. Vs. Q3 ’15 Light 12.9% 1.5 p.p. Medium 34.2% 3.2 p.p. Heavy 7.6% Flat EU 27 12.5% 1.1 p.p. Market Share Orders & Deliveries Q3 2016 - EUROPE TRUCKS Orders 1 Deliveries 1 B-to-B Light (11%) 14% 0.70 Medium (1%) (3%) 0.94 Heavy 18% (11%) 1.03 EU 27 (3%) 6% 0.79 Industry Units (1) Delta Q3 ‘16 vs. Q3 ‘15 October 31st, 2016 Third quarter underproduction vs. retail at 3% Production level down 6% vs. Q3 2015 LATAM production down 37% vs. Q3 2015

Powertrain Q3 2016 Financial Results Q3 2016 third party Net sales at 48% vs. 44% in Q3 2015 Net Sales & Operating Profit ($) Units Sold Q3 ’16 vs. Q3 ’15 Engines sold to third party at 58% vs. 54% in Q3 2015 Net sales were $850mn, up 6.3% vs. Q3 2015 (up 5.9% on a constant currency basis) Operating profit of $52mn up $ 17mn, with an operating margin of 6.1% (up 1.7 p.p. vs. Q3 2015) Units Δ Engines 126.8k +13% Transmissions 17.4k +19% Axles 40.2k -8% Engines by Customer (Units) AG CE 3rd Party CV Engines Axles Gearboxes NAFTA LATAM APAC EMEA October 31st, 2016 PT Margin Evolution Engines Sold (K Units) Op. Margin (%) 6.1% 3rd Party Units (%) 45% 4.4% 5.8% 5.0% 39% 54% 58%

FY 2016E US GAAP Financial Targets

FY 2016E Industry Units Outlook October 31st, 2016 1 Reflects aggregate for key markets where Company competes Agricultural Equipment Flat (20%) - (25%) (15%) - (20%) Agricultural Equipment (10%) – (15%) Flat - 5% 0-140 HP 140+ HP Combines Combines Tractors Construction Equipment Flat (10%) - (15%) Heavy Light Construction Equipment (20%) – (25%) (20%) - (25%) Trucks 1 (30%) Trucks >3.5 t Heavy Light Agricultural Equipment Flat - 5% 10% - 15% Combines Tractors Construction Equipment Flat Flat Trucks 1 Flat – (5%) Heavy Light Agricultural Equipment Flat – (5%) (5%) – (10%) Combines Tractors Construction Equipment Flat - 5% (10%) – (15%) Trucks 1 10% - 15% Heavy Light Trucks >3.5 t Trucks >3.5 t

FY 2016E US GAAP Financial Targets October 31st, 2016 CNH Industrial is confirming its 2016 guidance as follows: •Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%; •Net industrial debt at the end of 2016 between $2.0 billion and $2.3 billion (or $1.5 billion and $1.8 billion excluding the European Commission settlement of $0.5 billion)

Appendix

CNH Industrial N.V. Growing Responsibly and Sustainably DJSI World – Machinery and Electrical Equipment Eligible companies:78 Admitted companies:11 CNH Industrial Industry Leader for 6th consecutive year CNH Industrial received the highest score in the principal areas of analysis in climate strategy and operational eco-efficiency (environmental dimension) as well as talent attraction and retention (social dimension) and innovation management (economic dimension) DJSI Europe – Machinery and Electrical Equipment Eligible companies:28 Admitted companies: 7 October 31st, 2016 CNH Industrial is also included among other leading sustainability indices including: 2016 Climate A LIST, MSCI Global ESG Indexes, MSCI Global SRI Indexes, FTSE4Good, ECPI Global Developed ESG Best in Class Equity, FTSE ECPI Italia SRI Benchmark and FTSE ECPI Italia SRI Leaders, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, STOXX ESG Leaders Indices, STOXX Sustainability Indices.

Q3 & Sep YTD 2016 From Operating Profit to Net Income (Loss) under US GAAP ($mn) Q3 2016 Q3 2015 Δ Sep YTD 2016 Sep YTD 2015 Δ Industrial Activities Operating profit 248 245 3 879 869 10 Financial Services Operating profit 114 128 (14) 363 397 (34) Elimination & Other (84) (85) 1 (244) (227) (17) Operating Profit 278 288 (10) 998 1,039 (41) Restructuring expenses (6) (18) 12 (31) (52) 21 Interest expenses of Industrial Activities, net of interest income and eliminations (153) (118) (35) (392) (341) (51) Other, net (61) (235) 174 (746) (403) (343) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 58 (83) 141 (171) 243 (414) Income taxes (32) (56) 24 (179) (259) 80 Equity in income of unconsolidated subsidiaries and affiliates 13 11 2 5 33 (28) Net Income / (Loss) 39 (128) 167 (345) 17 (362) Net Income / (Loss) attributable to non-controlling interest - (4) 4 2 (5) 7 Net Income / (Loss) attributable to CNH Industrial N.V. 39 (124) 163 (347) 22 (369) Adjusted Net Income (reconciliation on next page) 68 38 30 285 212 73 ($) EPS (basic) 0.03 (0.09) 0.12 (0.25) 0.02 (0.27) EPS (diluted) 0.03 (0.09) 0.12 (0.25) 0.02 (0.27) Adjusted diluted EPS 0.05 0.03 0.02 0.21 0.16 0.05 October 31st, 2016

Q3 & Sep YTD 2016 Reconciliation of Net Income / (Loss) to Adjusted Net Income (US GAAP) Third Quarter Sep YTD 2016 2015 2016 2015 Net Income / (Loss) 39 (128) (345) 17 Restructuring expenses, net of tax 6 18 31 52 Venezuelan re-measurement - 150 - 150 EC Settlement - - 551 - Loss on repurchase of debt 38 - 38 - Chinese JV charge for exiting a line of business - - 28 - Tax impact on adjustment (15) (2) (18) (7) Adjusted Net Income (loss) 68 38 285 212 Adjusted Net Income (loss) attributable to CNH Industrial N.V. 68 39 283 214 Weighted average shares outstanding 1,364 1,364 1,364 1,363 Adjusted diluted EPS ($) 0.05 0.03 0.21 0.16 ($mn) October 31st, 2016

Q3 & Sep YTD 2016 Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS - Reconciliation October 31st, 2016 The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Third Quarter Sep YTD 2016 EPS 2015 EPS 2016 EPS 2015 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 39 0.03 (124) (0.09) (347) (0.25) 22 0.02 Plus: Net Income / (Loss) attributable to non-controlling interest - (4) 2 (5) Net Income / (Loss) in accordance with US GAAP 39 (128) (345) 17 Development costs (37) (7) (91) 2 Others, net 18 16 44 54 Taxes (10) 7 (5) 22 Total adjustment (29) 16 (52) 78 Profit/(loss) in accordance with IFRS 10 (112) (397) 95 Less: Profit/(Loss) attributable to non-controlling interest (1) (4) 2 (3) Profit/(Loss) attributable to CNH Industrial N.V. 11 0.01 (108) (0.08) (399) (0.29) 98 0.07 ($mn)

September 30, 2016 Total Equity – US GAAP to EU-IFRS Reconciliation October 31st, 2016 Sep. 30, 2016 Dec. 31, 2015 Total Equity in accordance with US GAAP 4,465 4,843 (a) Development costs 2,517 2,536 (b) Goodwill and other intangible assets (108) (113) (c) Defined benefit plans (26) - (d) Restructuring provision (5) (5) (e) Other adjustments (5) 2 (f) Tax impact on adjustments (721) (729) (g) Deferred tax assets and tax contingencies recognition 685 683 Total adjustment 2,337 2,374 Total Equity in accordance with IFRS 6,802 7,217 ($mn)

September 30, 2016

Net Debt under US GAAP ($MN)

($MN)	Consolidated		Industrial Activities		Financial Services	
	Sep. 30, 2016	Dec. 31, 2015 (1)	Sep. 30, 2016	Dec. 31, 2015 (1)	Sep. 30, 2016	Dec. 31, 2015 (1)
Third party debt	26,341	26,301	7,661	7,214	18,680	19,087
Intersegment notes payable	-	-	1,276	1,046	1,615	2,089
Total Debt (2)	26,341	26,301	8,937	8,260	20,295	21,176
Less:						
Cash and cash equivalents	5,133	5,384	4,632	4,551	501	833
Restricted cash	740	927	-	15	740	912
Intersegment notes receivables	-	-	1,615	2,089	1,276	1,046
Derivatives hedging debt	17	27	17	27	-	-
Net Debt / (Cash) (3)	**20,451**	**19,963**	**2,673**	**1,578**	**17,778**	**18,385**

(1) Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(2) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,276 million and $1,046 million at September 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,615 million and $2,089 million at September 30, 2016 and December 31, 2015, respectively.

(3) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $339 million and $1,043 million as of September 30, 2016 and December 31, 2015, respectively.

CNH INDUSTRIAL
October 31st, 2016
29

Q3 2016 Gross Debt – Breakdown June 30, 2016 September 30, 2016 Industrial Financial Services Industrial Financial Services 1.9 2.5 Bank Debt 1.9 2.6 5.4 4.1 Capital Market 5.6 4.1 0.1 0.1 Other Debt 0.1 0.1 7.5 6.6 Cash Maturities 7.7 6.8 0.0 9.9 ABS / Securitization 0.0 9.4 0.0 0.6 Warehouse Facilities 0.0 0.6 0.0 1.6 Sale of Receivables 0.0 1.9 0.0 12.1 Securitization and Sale of Receivables (on book) 0.0 11.9 7.5 18.8 Total 3rd Party Debt 7.7 18.7 0.7 1.8 Add: Intersegment Financial Payables 1.3 1.6 8.2 20.5 Total Debt 8.9 20.3 (1.8) (0.7) Add: Intersegment Financial Receivables (1.6) (1.3) (4.3) (1.5) Add: Cash & Mkt Securities (4.6) (1.3) 2.1 18.3 Net Debt 2.7 17.8 Note: Numbers may not add due to rounding Net Intersegment balance at $0.3bn at September 30, 2016 ($Bn) October 31st, 2016

Q3 2016 Debt Maturity Schedule - Breakdown Outstanding September 30, 2016   3M 2016 2017 2018 2019 2020 Beyond         4.5 Bank Debt 0.4 1.5 1.3 0.8 0.3 0.2 9.7 Capital Market 0.5 1.7 2.6 1.7 0.6 2.6 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 14.4 Cash Portion of Debt Maturities 0.9 3.2 3.9 2.5 0.9 2.9 (5.9) Cash & Marketable Securities (0.7) of which ABS related (3.0) Undrawn committed credit lines (8.9) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding October 31st, 2016

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period October 31st, 2016

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expense, interest expenses and certain other operating expenses.   Trading Profit under EU-IFRS Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Adjusted Net income (loss)   Adjusted Net income (loss) is Net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management believes are not reflective of on-going operational activities. Adjusted Diluted EPS Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. October 31st, 2016

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts October 31st, 2016